Exhibit 99.1

Kingsoft Cloud Announces Major Strategic Move in Enterprise Cloud Services

BEIJING, CHINA, August 2, 2021 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, announced that the Company made a major strategic move in its Enterprise Cloud Services (“ECS”) business by entering into a definitive agreement to acquire controlling interests in Camelot Employee Scheme Inc. (“Camelot”). The proposed transaction is expected to bring significant synergies to the Company, in particular:

•

By integrating Camelot’s nationwide project execution capacities and resources across major cities in China, including Beijing, Wuhan, Nanjing, Shanghai, among others, the Company expects to further accelerate and enhance the implementation of ECS projects with lower costs and improved efficiency;

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The senior management of Camelot, including its co-founders, president, and other core senior management personnel, will join the Company with their deep industry know-how and long-standing client relationships. This group of senior personnel has worked for Camelot for a long period of time ranging from 15 to 29 years. Prior to Camelot, they worked at IBM, BearingPoint, and other global leading companies;

•

Camelot achieved a revenue recurring ratio of approximately 94%[1] in 2020, which is expected to readily bolster the Company’s ECS with high-quality and visible growth prospects. The proprietary technology solutions offered by Camelot, especially in the internet, technology, financial services, manufacturing and other sectors, will further strengthen the Company’s technological capabilities in its ECS offerings;

•	With 213 premium customers served in 2020[2], Camelot offers a high-quality enterprise client base that is highly complementary to the Company’s existing ECS business; and

•	The revenue backlog of Camelot amounted to approximately RMB3.8 billion as of July 31, 2021.

[1]	Representing percentage of total revenue in FY2020 generated by repeated clients cohort from FY2019.
[2]

Premium customer refers to a customer with annual revenues of over RMB700,000 in a given year, which is a consistent definition used by the Company. The Company had 124 Enterprise Cloud Service Premium Customers in 2020.

In connection with the proposed transaction, the Company will issue to each of the two co-founders of Camelot unrestricted ordinary shares and restricted ordinary shares representing approximately 1.6% and 1.0% of its total outstanding shares on a fully diluted basis, respectively, and will issue ordinary shares representing approximately 1.8% of its total outstanding shares on a fully diluted basis to other existing shareholders of Camelot, subject to certain adjustments and lock-up restrictions. The proposed transaction is expected to close by the end of 2021, subject to customary closing conditions, including regulatory approvals. Upon the completion of such transaction, the financial results of Camelot will be consolidated by the Company. The Company will further acquire the remaining stake from other existing shareholders in Camelot by issuing up to RMB782.5 million worth of additional ordinary shares in June 2023, subject to certain conditions. Fangda Partners acted as the PRC legal advisor, and Davis Polk & Wardwell LLP acted as the U.S. legal advisor, to the Company in the proposed transaction.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud. For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com